Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Communications Declares Increased Quarterly Dividend

     <<
     Quarterly Dividend of $0.29 per Share Reflects Newly Established
     $1.16 per Share Annual Dividend Payout Level
     >>

     TORONTO, Feb. 18 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that its Board of Directors has declared a quarterly dividend totalling
$0.29 per share on each of its outstanding Class B Non-Voting shares and Class
A Voting shares.
     Rogers' Board today adopted a dividend policy which increases the annual dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting
share effective immediately to be paid in quarterly amounts of $0.29 per share.
     The quarterly dividend declared today will be paid on April 1, 2009 to shareholders of record on March 6, 2009, and is the first quarterly dividend to reflect the newly increased $1.16 per share annual dividend level. Such quarterly dividends are only payable as and when declared by Rogers' Board and there is no entitlement to any dividend prior thereto.

     About the Company:

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Media Inc.

CNW 09:47e 18-FEB-09